CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 30, 2004 to the shareholders of Dundee Bancorp Inc. on the consolidated balance sheets of Dundee Bancorp Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended and our report dated March 30, 2004 related to the supplemental note “Differences Between Canadian and United States Generally Accepted Accounting Principles” which are included in Dundee Bancorp Inc.’s Form 40-F filing. We have not audited any financial statements of Dundee Bancorp Inc. subsequent to December 31, 2003 or performed any audit procedures subsequent to the date of our audit reports.

Toronto, Canada May 19, 2004